WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE

NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

October 27, 2005

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	Issue Date
1.	Notification of Major Interests in Shares	October 27, 2005

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

dlw 11/4

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of *listed company* MARKS AND SPENCER GROUP PLC		**2.** Name of shareholder with a major interest BARCLAYS PLC	
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18 SEE ATTACHED		**4.** Name of the registered holder(s) and, if more than one holder, the number of *shares* held by each of them SEE ATTACHED	
5. Number of *shares*/amount of stock acquired N/A	**6.** Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) N/A	**7.** Number of *shares*/amount of stock disposed N/A	**8.** Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) N/A
9. *Class* of *security* ORDINARY SHARES 25P EACH		**10.** Date of transaction N/A	**11.** Date *listed company* informed 26-11-05
12. Total holding following this notification 83,614,667 SHARES		**13.** Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) 5.02%	
14. Any additional information N/A		**15.** Name of contact and telephone number for queries ANTHONY CLARKE 020 8718 9940	
16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification			

ANTHONY CLARKE

Date of notification 27 OCTOBER 2005

APPENDIX FOR NOTE 3.

Legal Entity	Holding
Barclays Bank Trust Company Ltd	297,042
Barclays Life Assurance Co Ltd	3,660,694
Barclays Global Investors Canada Ltd	77,889
Barclays Private Bank and Trust Ltd	35,673
Barclays Global Investors Japan Trust & Banking	1,922,442
Barclays Global Investors Ltd	42,178,340
Barclays Global Fund Advisors	4,241,983
Barclays Private Bank and Trust Ltd	12,588
Barclays Private Bank Ltd	88,992
Barclays Global Investors, N.A.	23,036,992
Barclays Global Investors Japan Ltd	758,609
Gerrard Ltd	6,242,642
Barclays Global Investors Australia Ltd	1,060,781
Group Holding	**83,614,667**

APPENDIX FOR NOTE 4

Registered Holder	Account designation	Holding
Barclays Global Investors Canada		77,889
Barclays Trust Co & Others		27,586
BARCLAYS TRUST CO AS EXEC/ADM		4,214
Barclays Trust Co DMC69		7,000
Barclays Trust Co NOMS & DYE		1,457
Barclays Trust Co R69		256,785
BNP PARIBAS		146,408
CHASE NOMINEES LTD	16376	893,128
CHASE NOMINEES LTD	20947	22,825,595
CHASE NOMINEES LTD	21359	825,440
CHASE NOMINEES LTD	28270	316,108
CHASE NOMINEES LTD	28270	621,971
CIBC MELLON GLOBAL SECURITIES		89,545
CITIGROUP		93,973
Clydesdale Nominees HGB0125	496994	5,585
Clydesdale Nominees HGB0125	692963	8,095
Clydesdale Nominees HGB0125	693013	1,999
Clydesdale Nominees HGB0125	693269	19,023
Clydesdale Nominees HGB0125	693587	971
Gerrard Nominees Limited	ER1	4,309
Greig Middleton Nominees Limit	GM1	453,532
Greig Middleton Nominees Ltd (	GM3	111,690
INVESTORS BANK AND TRUST CO.		17,237
INVESTORS BANK AND TRUST CO.		143,902

INVESTORS BANK AND TRUST CO.		1,781,476
INVESTORS BANK AND TRUST CO.		1,043,716
INVESTORS BANK AND TRUST CO.		4,650,890
INVESTORS BANK AND TRUST CO.		1,879,004
INVESTORS BANK AND TRUST CO.		1,180,980
INVESTORS BANK AND TRUST CO.		90,352
INVESTORS BANK AND TRUST CO.		8,428,590
INVESTORS BANK AND TRUST CO.		18,545
INVESTORS BANK AND TRUST CO.		297,909
INVESTORS BANK AND TRUST CO.		10,713
INVESTORS BANK AND TRUST CO.		15,120
INVESTORS BANK AND TRUST CO.		315,828
INVESTORS BANK AND TRUST CO.		3,567,392
INVESTORS BANK AND TRUST CO.		311,710
INVESTORS BANK AND TRUST CO.		47,053
JP MORGAN (BGI CUSTODY)	16331	473,122
JP MORGAN (BGI CUSTODY)	16338	97,683
JP MORGAN (BGI CUSTODY)	16341	867,802
JP MORGAN (BGI CUSTODY)	16341	555,091
JP MORGAN (BGI CUSTODY)	16342	200,725
JP MORGAN (BGI CUSTODY)	16344	197,686
JP MORGAN (BGI CUSTODY)	16345	302,271
JP MORGAN (BGI CUSTODY)	16400	16,327,829
JP MORGAN (BGI CUSTODY)	17011	28,235
JP MORGAN (BGI CUSTODY)	18409	1,306,348
JPMorgan Chase Bank		14,929
JPMorgan Chase Bank		5,755
JPMorgan Chase Bank		45,679
JPMorgan Chase Bank		221,004
JPMorgan Chase Bank		67,534
JPMorgan Chase Bank		2,464
JPMorgan Chase Bank		247,103
JPMorgan Chase Bank		886,182
JPMorgan Chase Bank		233,382
JPMorgan Chase Bank		8,966
JPMorgan Chase Bank		175,682
JPMorgan Chase Bank		13,762
JPMORGAN CHASE BANK		796,044
JPMORGAN CHASE BANK		264,737
JPMorgan Chase Bank		16,423
JPMorgan Chase Bank		111,076
JPMorgan Chase Bank		5,071
JPMorgan Chase Bank		197,140
JPMorgan Chase Bank		8,381
JPMorgan Chase Bank		228,170
JPMorgan Chase Bank		141,868
JPMORGAN CHASE BANK		50,827
Master Trust Bank		10,165
Mellon Trust - US CUSTODIAN /		130,393
Mellon Trust - US CUSTODIAN /		225,718
MELLON TRUST OF NEW ENGLAND		276,392
Mitsui Asset		20,519
NORTHERN TRUST BANK - BGI SEPA		333,882
NORTHERN TRUST BANK - BGI SEPA		304,094

NORTHERN TRUST BANK - BGI SEPA		73,695
R C Greig Nominees Limited	RC1	3,827,994
R C Greig Nominees Limited a/c	AK1	1,240,660
R C Greig Nominees Limited a/c	BL1	115,108
R C Greig Nominees Limited a/c	CM1	20,883
R C Greig Nominees Limited GP1	GP1	393,954
R C Greig Nominees Limited SA1	SA1	74,512
Reflex Nominees Limited		6,443
Reflex Nominees Limited		6,145
STATE STREET BANK & TRUST - WI		429,963
STATE STREET BOSTON		121,437
STATE STREET BOSTON		999,110
STATE STREET TRUST OF CANADA -		103,379
Sumitomo TB		2,802
The Northern Trust Company - U		99,742
Trust & Custody Services Bank		16,994
ZEBAN NOMINEES LIMITED		88,992
Total		**83,614,667**